UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 17, 2015, Summit Therapeutics plc (the “Company”) issued a press release announcing a multi-year extension of its exclusive strategic alliance with the University of Oxford until November 2019, with an option to extend it for another 12 months. The related press release is attached hereto as Exhibit 99.1.

On November 20, 2015, the Company issued a press release announcing that, pursuant to Rule 17 of the AIM Rules for Companies, David Wurzer, a Non-Executive Director of the Company, resigned from his directorship at Response Genetics, Inc. (“Response Genetics”), following Response Genetics’ entry into an agreement to sell its assets out of Chapter 11 bankruptcy protection. The related press release is attached hereto as Exhibit 99.2.

The information contained in Exhibit 99.1 and Exhibit 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: November 20, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated November 17, 2015

99.2	Press Release dated November 20, 2015